UBS Life Insurance Company USA

Administrative Office:	Service Center Mailing Address:
915 State Street	P.O. Box 1795
Erie, PA 16501-1405	Erie, PA 16507-0795

1-800-986-0088

UBS Life

October 14, 2008

Mr. James F. Contractowner
000 Deer Lake Drive
Findlay, OH 45840-8000

Re: MilestonesSM Variable Annuity Contract Number 104xx7xx

Dear Mr. Contractowner:

We are writing you this letter with respect to your MilestonesSM Variable Annuity contract (the “Contract”) issued to you by UBS Life Insurance Company USA. You have reached the age at which you need to make a decision regarding your Contract. You may:

Take a Full Withdrawal

Withdraw the money from your Contract in a lump sum payment. If you select a full withdrawal, as of the date of this letter, you would have received a check in the amount of $12,374.26 less applicable tax withholding. This dollar amount fluctuates daily based on the performance of the AllianceBernstein investment portfolios you have selected in your Contract.

Begin Systematic Withdrawals	Withdraw the money from your Contract through monthly or quarterly systematic withdrawals.

Annuitize

Annuitize your Contract and select from various options including payments for 5, 10 or 20 years, or the remainder of your life. The exact amount of your monthly payments would need to be calculated by our actuary based on the payment option and the timeframe you select.

Continue to Defer Your Contract	Continue to defer your Contract. Under this option, the value of your Contract and its death benefit will continue to fluctuate.

Please note that as described in the enclosed Notice of Withholding, depending upon which option you select, there may be tax consequences and your Contract’s death benefit feature may be affected.

Please feel free to speak with your UBS Financial Advisor and tax counsel about your personal situation and the options available to you. Once you have reached a decision, kindly complete the enclosed Distribution Election Form and return it to us in the enclosed postage-paid envelope.

We appreciate your business and thank you for letting us service your annuity needs. If you have any questions, please call our Customer Service Center toll-free at 1-800-986-0088, Monday through Friday, between the hours of 9:00 AM and 6:00 PM, Eastern Time.

Sincerely,

UBS Life Insurance Company USA
Enclosures

cc:	M. Joseph Majdalani, Phone Number: 1-419-248-3311 UBS Financial Services, Inc.

UBS Life Insurance Company USA

Administrative Office:	Service Center Mailing Address:
915 State Street	P.O. Box 1795
Erie, PA 16501-1405	Erie, PA 16507-0795

1-800-986-0088

UBS Life

October 14, 2008

Ms. Sandra Lee Contractowner
0000 S. 133rd Street
Omaha, NE 68144-3603

Re: MilestonesSM Variable Annuity Contract Number 1048x0xx

Dear Ms. Contractowner:

We are writing you this letter with respect to your MilestonesSM Variable Annuity contract (the “Contract”) issued to you by UBS Life Insurance Company USA (the “Company”). We would like to remind you that you have certain options under the Contract that you may exercise. You may:

Take a Full Withdrawal

Withdraw the money from your Contract in a lump sum payment. If you select a full withdrawal, as of the date of this letter, you would have received a check in the amount of $162,805.52 less applicable tax withholding. This dollar amount fluctuates daily based on the performance of the AllianceBernstein investment portfolios you have selected in your Contract.

Begin Systematic Withdrawals	Withdraw the money from your Contract through monthly or quarterly systematic withdrawals.

Annuitize

Annuitize your Contract and select from various options including payments for 5, 10 or 20 years, or the remainder of your life. The exact amount of your monthly payments would need to be calculated by our actuary based on the payment option and the timeframe you select.

Continue to Defer Your Contract	Continue to defer your Contract. Under this option, the value of your Contract and its death benefit will continue to fluctuate.

Please note that as described in the enclosed Notice of Withholding, depending upon which option you select, there may be tax consequences and your Contract’s death benefit feature may be affected.

Please feel free to speak with your UBS Financial Advisor and tax counsel about your personal situation and the options available to you. Once you have reached a decision, kindly complete the enclosed Distribution Election Form and return it to us in the enclosed postage-paid envelope.

We appreciate your business and thank you for letting us service your annuity needs. If you have any questions, please call our Customer Service Center toll-free at 1-800-986-0088, Monday through Friday, between the hours of 9:00 AM and 6:00 PM, Eastern Time.

Sincerely,

UBS Life Insurance Company USA
Enclosures

cc:	Nathan N. Thomas, Phone Number: 1-402-963-2900
UBS Financial Services, Inc.

UBS Life Insurance Company USA

Service Center:
P.O. Box 1795
Erie, PA 16507-0795

UBS Life

MilestonesSM Variable Annuity Distribution Election Form

In reviewing my/our distribution choices, I/we elect to (select one of the following four choices):

☐	Withdraw the full amount of my/our contract in a lump-sum payment.	☐	Annuitize my/our contract based on the following Option. Select One:

	Please also complete the INCOME TAX WITHHOLDING section below and return your contract with this form.		☐	OPTION 1 – Monthly Payments for a Guaranteed Period _______ YEARS Enter desired number of years – minimum of 5, maximum of 20.

☐ The contract is enclosed.
	☐ The contract has been lost.		☐	OPTION 2 – Life Annuity Payments made monthly over the lifetime of the Annuitant.

☐	Receive systematic withdrawals from my/our contract in the amount of $_________________ every:		☐	OPTION 3 – Life Annuity with Monthly Payments Guaranteed for 10 or 20 Years
(enter dollar amount)
Select One: ☐ MONTH ☐ QUARTER

Select One:     ☐ 10 YEARS     ☐ 20 YEARS
If the Annuitant dies before the end of the guaranteed period selected, the remaining payments will be paid to the beneficiary(ies) named in the Contract for the duration of the guaranteed period.

Please also complete the INCOME TAX WITHHOLDING section below.

Withdrawals will be deducted pro-rata from each of the Investment Divisions within your MilestonesSM Variable Annuity. If you wish to have withdrawals taken from one or more of the Investment Divisions other than pro-rata, you must notify us in writing. Your payments will continue as indicated until you advise us in writing to discontinue. If a withdrawal from your MilestonesSM Variable Annuity causes the value to fall below $1,000, the remaining value of your Contract will be paid to you in a lump-sum payment.

			☐	OPTION 4 – Joint and Survivor Life Annuity Monthly payments made during the lifetime of the Annuitant and the Annuitant’s spouse. The amount of such payments will not change due to the first death.
If you choose to annuitize your contract, also indicate whether your annuity payments should be fixed or variable. Select One:
☐	Continue to defer payment of my/our contract until UBS Life is otherwise notified.
		☐	FIXED PAYMENTS – Monthly payments based on the Company’s current interest rate guaranteed over the timeframe selected.

		☐	VARIABLE PAYMENTS – Monthly payments that vary based on the investment performance of your AllianceBernstein Investment Divisions.
Please also complete the INCOME TAX WITHHOLDING section below.

INCOME TAX WITHHOLDING
 Please read the Notice of Withholding on the back of this form and select one of the following three options:

☐

Do not withhold Federal income taxes (and state, if applicable). I/we understand I/we may be responsible for the payment of estimated taxes, and that I/we may incur penalties if my/our estimated tax payments are insufficient.

	☐	Withhold Federal income taxes (and state, if applicable). I/we understand UBS Life will withhold 10% of the taxable portion for Federal income tax and any amount required by state law.	☐	Withhold Federal incomes taxes (and state, if applicable) plus the following additional percentage of Federal income tax from the taxable portion of my/our benefits: _____% + 10% = _____%.

If you do not make an election in this section by checking one of the boxes, UBS Life will withhold 10% of the taxable portion of your contract for Federal income taxes as well as any amount required by state law.

Contract Number: ______________________________

Owner’s Signature	Joint Owner’s Signature	Annuitant’s Signature
(Required if the Owner is not an Individual)

Owner’s Name Printed	Joint Owner’s Name Printed	Annuitant’s Name Printed

Date	Date	Date
DEF 001 0908

NOTICE OF WITHHOLDING

The payment you receive from UBS Life Insurance Company USA (the “Company”) may be subject to Federal income tax withholding unless you elect not to have withholding apply. Withholding will only apply to the portion of your payment(s) that is included in your income subject to Federal income tax. Thus, there will be no withholding on the return of nondeductible contributions to the contract. Under the withholding requirements of The Tax Reform Act of 1986, the Company must assume all payments from an IRA are includible in taxable income.

You may elect not to have withholding apply to your payment(s) by selecting this option in the Income Tax Withholding section on the reverse side of this form.

If you are requesting systematic withdrawals, your withholding election will remain in effect until you revoke it. You may change or revoke your election at any time by obtaining the appropriate form from our Customer Service Center by calling 1-800-986-0088, Monday through Friday, between the hours of 9:00 AM to 6:00 PM, Eastern Time. Any election or revocation will be effective no later than the January 1, May 1, July 1, or October 1 after it is received, so long as it is received at least 30 days before that date. You may make and revoke elections not to have withholding apply as often as you wish.

If you do not make an election, Federal income tax will be withheld from the taxable portion of your payment(s). The tax withheld from a lump-sum payment will be 10% of the taxable portion of the payment. In the absence of an Income Tax Withholding election, the tax withheld from a series of payments (an annuity) will be computed as if you were a married individual claiming three withholding allowances. As a result, no Federal income tax will be withheld if the taxable portion of your annual annuity payment is less than $5,400.

If you elect not to have withholding apply to your payment(s), or if you do not have enough Federal income tax withheld from your payment(s), you may be responsible for payment of estimated tax. You may incur penalties under the estimated tax rules if your withholding and estimated tax payments are not sufficient.